Exhibit 99.1

CONSENT AGREEMENT

This CONSENT AGREEMENT (including all exhibits and/or schedules hereto, this “Agreement”) dated as of October 1, 2020 is made by and among (i) the undersigned beneficial holders, or investment advisors, sub advisors or managers of discretionary accounts for the beneficial holders, of the Notes (as defined below; each such signatory, an “Initial Consenting Noteholder”), (ii) each other beneficial holder, or investment advisor, sub advisor or manager of discretionary accounts for the beneficial holder, of Notes that becomes a party to this Agreement after the Agreement Effective Date by executing and delivering a Joinder (as defined below; such persons, together with the Initial Consenting Noteholders, the “Consenting Noteholders”) and (iii) Navios Maritime Holdings Inc. (the “Holdings”) and Navios Maritime Finance II (US) Inc. (together with Holdings, “Navios”). The Consenting Noteholders and Navios are each, a “Party”, and collectively, the “Parties”).

RECITALS

WHEREAS, Navios issued certain 11.25% Senior Secured Notes due 2022 (the “Notes”) pursuant to that certain Indenture dated as of November 21, 2017 (as amended and supplemented through the date hereof, the “Notes Indenture”), by and among Navios, the Guarantors (as defined in the Indenture) party thereto, and Wells Fargo Bank, National Association, as Trustee and Collateral Trustee. Capitalized terms used herein and not otherwise defined have the meaning ascribed to such terms in the Notes Indenture;

WHEREAS, the Initial Consenting Noteholders and Navios have negotiated the terms and conditions of certain amendments and waivers to the Notes Indenture as reflected in the Sixth Supplemental Indenture executed contemporaneously with the execution of this Agreement (the “Sixth Supplemental Indenture”); and

WHEREAS, the Initial Consenting Noteholders and Navios have negotiated the terms and conditions of certain amendments to the Notes Indenture as reflected in the form of supplemental indenture attached as Exhibit A hereto (the “Supermajority Supplemental Indenture”).

NOW, THEREFORE, in consideration of the foregoing, the Parties agree as follows:

AGREEMENT

Section 1. Means For Effectuating the Supermajority Supplemental Indenture. On the terms and subject to the conditions set forth in this Agreement, Navios shall undertake a consent solicitation (the “Consent Solicitation”) seeking consents from holders of the Notes to the Supermajority Supplemental Indenture.

Section 2. Consideration. The Parties hereby acknowledge and agree that in connection with the Consent Solicitation, Navios shall not pay and no holder of the Notes will be entitled to receive, for its consent to the amendment to the Notes Indenture and for the other treatment and transactions being solicited in the Consent Solicitation, consideration (whether in cash, securities or otherwise) other than any consideration provided in this Agreement; provided, however, that Navios may conduct a tender offer to repurchase Notes at a discount to par (the “Tender Offer”) simultaneously with the Consent Solicitation, which may require holders of Notes accepting such Tender Offer to deliver consents to the Supermajority Supplemental Indenture as a condition thereto.

Section 3. Commitments of the Consenting Noteholders.

(a) Agreement to Vote. Subject to the conditions contained in paragraph (b) of this Section 3, each Consenting Noteholder agrees severally (and not jointly) that from and after the Agreement Effective Date until the termination of this agreement in accordance with Section 6 hereof (such period the “Agreement Effective Period”), it shall, prior to the deadline to deliver consents set forth in the Consent Solicitation, vote, or cause to be voted, in favor of the consents sought in the Consent Solicitation all of the Notes of which such Consenting Holder is the holder of record or the beneficial owner, and will not withdraw such consent. For the avoidance of doubt, no Consenting Noteholder shall be required to participate in or tender their Notes pursuant to the Tender Offer, or any other tender or exchange offer, in connection the delivery of the consents sought in the Consent Solicitation.

(b) Certain Conditions. The obligations of each Consenting Noteholder set forth in paragraph (a) of this Section 3 are subject to the conditions that (i) the terms of any applicable agreements or documents implementing the Consent Solicitation (the “Transaction Documents”), including, the Supermajority Supplemental Indenture, embody and are consistent in all material respects with this Agreement and (ii) there shall have been no amendment to any Transaction Document inconsistent in any material respect with this Agreement without the prior written consent of Consenting Noteholders holding a majority of the aggregate outstanding principal amount of the Notes (the “Required Consenting Noteholders”).

(c) Transfer of Notes. Each Consenting Noteholder agrees severally (and not jointly) that, during the Agreement Effective Period, such Consenting Lender shall not, directly or indirectly sell, transfer, use, loan, issue, pledge, hypothecate, assign or otherwise dispose of (“Transfer”), in whole or in part, any of the Notes held by it or any option thereon or any right or interest therein (including granting any proxies with respect to any Notes, depositing any Notes into a voting trust or entering into a voting agreement with respect to any Notes), unless the transferee of such Notes (the “Transferee”) either (i) is a Consenting Noteholder or (ii) prior to the effectiveness of such Transfer executes and delivers a joinder to this agreement, substantially in the form of Exhibit B hereto (a “Joinder”), to (x) Fried, Frank, Harris, Shriver & Jacobson LLP (“Fried Frank”) as counsel to Navios, and (y) Stroock & Stroock & Lavan LLP (“Stroock”) as counsel to the Initial Consenting Noteholders, in which case the Transferee shall be deemed to be a Consenting Noteholder for purposes of this Agreement. Notwithstanding the foregoing, the restrictions on Transfer set forth in this Section 3(c) shall not apply to the grant of any encumbrances on any Notes in favor of a bank or broker-dealer holding custody of such Notes in the ordinary course of business and which encumbrance is released upon the Transfer of such Notes. Any transfer of Notes by a Consenting Noteholder that does not comply with the procedures set forth in this Agreement shall be void ab initio and Navios and each other Consenting Noteholder shall have the right to enforce the voiding of such Transfer.

(d) Qualified Marketmaker. Notwithstanding anything herein to the contrary: (i) any Consenting Noteholder may Transfer any of its Notes to an entity that is acting in its capacity as a Qualified Marketmaker without the requirement that the Qualified Marketmaker be or become a Consenting Noteholder; provided, however, that the Qualified Marketmaker subsequently Transfers all rights, title and interest in such Notes to a Transferee that is or becomes a Consenting Noteholder as provided above, and the Transfer documentation between the transferor Consenting Noteholder and such Qualified Marketmaker shall contain a requirement that provides as such; and (ii) to the extent any Consenting Noteholder is acting in its capacity as a Qualified Marketmaker, it may Transfer any Notes that it acquires from a holder of such Notes that is not a Consenting Noteholder without the requirement that the Transferee be or become a Consenting Noteholder. Notwithstanding the foregoing, if, at the time of the proposed Transfer of any Notes to a Qualified Marketmaker, such Notes (x) may be voted in the Consent Solicitation, the proposed transferor Consenting Noteholder must first vote such Notes in accordance with the requirements of Section 3(a) hereof, or (y) have not yet been and may not yet be voted in the Consent Solicitation and such Qualified Marketmaker does not Transfer such Claims and Interests to a subsequent Transferee prior to the fifth (5th) Business Day prior to the expiration of the deadline to vote in the Consent Solicitation (such date, the “Qualified Marketmaker Joinder Date”), such Qualified Marketmaker shall be required to (and the Transfer documentation between the transferor Consenting Lender and such Qualified Marketmaker shall have provided that the Qualified Marketmaker shall), on the first (1st) Business Day immediately following the Qualified Marketmaker Joinder Date, become a Consenting Noteholder with respect to such Notes in accordance with the terms hereof and vote such Notes in accordance with the requirements of Section 3(a) hereof (provided, that the Qualified Marketmaker shall automatically, and without further notice or action, no longer be a Consenting Noteholder with respect to such Notes at such time that a subsequent Transferee of such Notes becomes a Consenting Noteholder with respect to such Notes). For purpose of this Agreement, a “Qualified Marketmaker” means an entity that: (i) holds itself out to the market as standing ready in the ordinary course of business to purchase from and sell to customers Notes, or enter with customers into long and/or short positions in Notes, in its capacity as a dealer or market maker in such Notes, and (ii) is in fact regularly in the business of making a market in claims, interests and/or securities of issuers or borrowers.

(e) Additional Notes. This Agreement shall in no way be construed to preclude Consenting Noteholders from acquiring additional Notes; provided, however, that (a) such additional Notes shall automatically and immediately upon acquisition by a Consenting Noteholder be deemed subject to the terms of this Agreement (regardless of when or whether notice of such acquisition is given to Fried Frank or Stroock) and (b) such Consenting Noteholder must provide notice of such acquisition to Fried Frank and Stroock, within five (5) Business Days of such acquisition.

(f) Commitments, Representations and Warranties of an Investment Advisor. It is understood and agreed that the covenants, representations and warranties in this Agreement made by a Consenting Noteholder that is an investment advisor, subadvisor or manager of a beneficial owner of Notes are made with respect to, and on behalf of, such beneficial owner and not such investment manager, advisor, or subadvisor or any other affiliate thereof, and, if applicable, are made severally (and not jointly) with respect to the investment funds, accounts, and other investment vehicles managed by such investment manager, advisor, or subadvisor.

Section 4. Commitments of Navios.

(a) Consummation of the Consent Solicitation. Navios will consummate the Consent Solicitation prior to or simultaneously with the Tender Offer and in no event later than the earlier of (i) 60 days following the consummation of a Qualified IPO (as defined in the Sixth Supplemental Indenture) and (ii) September 5, 2021 (the “Outside Date”).

(b) Transaction Expenses. Navios agrees that it shall pay the reasonable and documented fees, costs and expenses (together with expenses paid at the time of the execution of the Sixth Supplemental Indenture) of up to $400,000 of Stroock as counsel to the Initial Consenting Noteholders, in connection with the negotiation, formulation, preparation, execution, delivery, implementation, consummation and/or enforcement of this Agreement, the Consent Solicitation and any of the other Transaction Documents, and the transactions contemplated thereby, or any amendments, waivers, consents, supplements or other modifications to any of the foregoing, promptly upon receipt of invoices therefor.

Section 5. Representations and Warranties.

(a) Representation of Consenting Noteholders’ Holdings. Each Consenting Noteholder, severally and not jointly, represents on its own behalf that, as of the date such Consenting Noteholder executes and delivers this Agreement (or a Joinder, as applicable), it is the beneficial owner and/or the investment adviser or manager of discretionary accounts for the holders or beneficial owners of the aggregate principal amount of the Notes set forth on the signature page under its name, with the power to vote and dispose of such Notes on behalf of such holders or beneficial owners.

(b) Mutual Representations, Warranties, and Covenants. Each of the Parties (severally and not jointly as to the Consenting Noteholders and jointly and severally as to Navios) represents, warrants, and covenants to the others, as of the date of this Agreement, as follows (each of which is a continuing representation, warranty, and covenant):

(i) Power and Authority. It is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization. Except as expressly provided in this Agreement, it has all requisite power and authority to enter into this Agreement and to carry out the transactions contemplated by, and perform its respective obligations under, this Agreement.

(ii) Due Authorization. The execution and delivery of this Agreement and the performance of its obligations hereunder have been duly authorized by all necessary action on its part.

(iii) Enforceability. This Agreement is a legal, valid, and binding obligation of such Party, enforceable against it in accordance with its terms, except as enforcement may be limited by applicable laws relating to or limiting creditor’s rights generally or by equitable principles relating to enforceability.

(iv) No Conflicts. None of the execution and delivery of this Agreement by it, the consummation of the transactions contemplated hereby and compliance with the terms hereof by such Party will conflict with, result in any breach or violation of, or default under (x) its charter or bylaws (or other similar governing documents) or those of any of its subsidiaries, (y) any material contractual obligations to which it is a party, or (z) any provision of law, rule or regulation applicable to it or any of its subsidiaries.

(v) No Consent or Approval. Except as expressly provided in this Agreement, no consent or approval is required by any other person or entity in order for it to carry out the transactions contemplated by this Agreement.

Section 6. Termination Events.

(a) Consenting Noteholder Termination Events. The Required Consenting Noteholders may terminate this Agreement as to all Parties, and such termination shall become effective immediately upon written notice being delivered to Navios by the Required Consenting Noteholders, at any time upon the occurrence and during the continuation of any of the following events:

(i) the breach in any material respect by Navios of any of the representations, warranties or covenants set forth in this Agreement;

(ii) the occurrence of any event, change, effect, occurrence, development, circumstance, condition, result, state of fact or change of fact (each an “Event”) than, following the Agreement Effective Date, individually or together with all other Events, has had, or would reasonably be expected to have, a material adverse effect on either (i) the business, operations, finances, properties, conditions (financial or otherwise), assets or liabilities of (x) Navios and its Restricted Subsidiaries taken as a whole, or (y) NSAL and its subsidiaries, taken as a whole, or (ii) the ability of (x) Navios and its Restricted Subsidiaries, taken as a whole, to perform their respective obligations under, or to consummate the transactions contemplated by, this Agreement or (y) NSAL to consummate a “Qualified IPO” (as defined in the Sixth Supplemental Indenture).

(iii) the occurrence of (x) any “Default”, “Event of Default” or acceleration event under the Notes Indenture (it being agreed that a Default or Event of Default resulting from the “Waived Defaults” (as defined in the Sixth Supplemental Indenture) will not be alleged by the Consenting Noteholders during the Agreement Effective Period) or (y) any event that would constitute a “Default” or “Event of Default” under the Indenture as if the Sixth Supplemental Indenture were operative as of the date of this Agreement; or

(iv) if (x) the Consent Solicitation has not been consummated in accordance with the terms set forth herein or (y) the conditions thereto have not been satisfied or waived, in each case on or before the Outside Date (in each case other than as a result of any action or inaction by the Consenting Noteholders); or

(v) the issuance by any governmental authority, including any regulatory authority or court of competent jurisdiction, of any ruling or order enjoining the consummation of the Consent Solicitation or any of the transactions contemplated thereunder.

(b) Company Termination Events. Navios may terminate this Agreement as to all Parties, and such termination shall become effective upon delivering written notice to the Consenting Noteholders upon the occurrence of any of the following events:

(i) the breach in any material respect by any Consenting Noteholder of any of the representations, warranties or covenants of such Consenting Noteholder set forth in this Agreement such that the Consenting Noteholders not then in breach of the Agreement hold less than a majority of the aggregate outstanding principal amount of the Notes;

(ii) if (x) the Consent Solicitation has not been consummated in accordance with the terms set forth herein or (y) the conditions thereto have not been satisfied or waived, in each case on or before the Outside Date (in each case other than as a result of any action or inaction by Navios);

(iii) the issuance by any governmental authority, including any regulatory authority or court of competent jurisdiction, of any ruling or order enjoining the consummation of the Consent Solicitation or any of the transactions contemplated thereunder.

(c) Mutual Termination. This Agreement, and the obligations of all Parties hereunder, may be terminated by mutual written agreement among Navios and the Required Consenting Noteholders.

(d) Automatic Termination. The obligations of all Parties hereunder, shall automatically terminate without any further notice or action on the earliest to occur of (i) the consummation of the Consent Solicitation, and (ii) the Outside Date.

(e) Effect of Termination. Upon termination of this Agreement, each Party hereto shall be released from its commitments, undertakings and agreements under or related to this Agreement and shall have the rights and remedies that it would have had, and shall be entitled to take all actions that it would have been entitled to take, had it not entered into this Agreement. Upon any such termination and except as expressly set forth in this Agreement, there shall be no liability or obligation on the part of any such applicable Party under or related to this Agreement. Notwithstanding the foregoing, in no event shall any such termination relieve any such applicable Party from: (i) liability for its breach or non-performance of its obligations under this Agreement before the date of such termination; or (ii) any obligations under this Agreement which expressly survive any such termination under this Agreement, including, without limitation, pursuant to Section 8(m) of this Agreement. Upon the occurrence of any termination of this Agreement, any and all consents tendered by the Consenting Noteholders prior to such termination shall be deemed, for all purposes, to be null and void from the first instance and shall not be considered or otherwise used in any manner by Navios in connection with the Consent Solicitation.

Section 7. Effectiveness; Amendments. This Agreement shall become effective and binding upon each of the Parties on the date that counterpart signature pages have been executed and delivered by (x) Navios and (y) Initial Consenting Noteholders holding at least a majority of the aggregate outstanding principal amount of the Notes (such the “Agreement Effective Date”). Once effective, this Agreement may not be modified, amended, supplemented or otherwise altered (except as expressly provided herein), and no term or condition may be waived, except in a writing signed by Navios and the Required Consenting Noteholders. With respect to a Consenting Noteholder that becomes a party to this Agreement by executing and delivering a Joinder after the Agreement Effective Date, this Agreement shall become effective as to such Consenting Noteholder at the time such Joinder is executed and delivered as provided herein.

Section 8. Miscellaneous.

(a) Further Assurances. The Parties agree to execute and deliver such other instruments and perform such acts, in addition to the matters herein specified, as may be appropriate or necessary, from time to time, to effectuate the Consent Solicitation, whether the same occurs before or after the date of this Agreement and further agree not to take any actions inconsistent herewith.

(b) Complete Agreement. This Agreement is the entire agreement between the Parties with respect to the subject matter hereof and supersedes all prior agreements, oral or written, between the Parties with respect thereto. No claim of waiver, modification, consent or acquiescence with respect to any provision of this Agreement shall be made against any Party, except on the basis of a written instrument executed by or on behalf of such Party.

(c) Parties. This Agreement shall be binding upon, and inure to the benefit of, the Parties. Nothing in this Agreement, express or implied, shall give to any person or entity, other than the Parties, any benefit or any legal or equitable right, remedy or claim under this Agreement.

(d) Relationship Among Consenting Noteholders. The agreements, representations and obligations of the Consenting Noteholders under this Agreement are, in all respects, several and not joint. It is understood and agreed that no Consenting Noteholder owes any duty of trust or confidence of any kind or form to any other Party, and, except as expressly provided in this Agreement, there are no commitments among or between them. In this regard, it is understood and agreed that any Consenting Noteholder may trade in the Notes without the consent of any other Party, subject to applicable securities laws and the terms of this Agreement; provided, however, that no Consenting Noteholder shall have any responsibility for any such trading to any other entity by virtue of this Agreement. No prior history, pattern or practice of sharing confidences among or between the Parties shall in any way affect or negate this understanding and agreement. No Consenting Noteholder shall, as a result of its entering into and performing its obligations under this Agreement, be deemed to be part of a “group” (as that term is used in Section 13(d) of the Exchange Act) with any other Party. For the avoidance of doubt, no action taken by a Consenting Noteholder pursuant to this Agreement shall be deemed to constitute or to create a presumption by any of the Parties that the Consenting Noteholders are in any way acting in concert or as such a “group.”

(e) No Waiver. Nothing herein is intended to, or does, in any manner, waive, limit, impair, or restrict the ability of any of the Consenting Noteholders to protect, prosecute, enforce or preserve any of their respective rights, remedies, claims and/or interests whether under the Notes Indenture or otherwise under applicable law or, subject to Section 3, to enter into any transactions concerning the Notes. Pursuant to Federal Rule of Evidence 408 and any other applicable rules of evidence, this Agreement and all negotiations relating hereto shall not be admissible into evidence in any proceeding other than a proceeding to enforce its terms or the payment of damages to which a Party may be entitled under this Agreement.

(f) Injunctive Relief. The Parties agree that damages at law would be an inadequate remedy for the breach of any of the promises and agreements contained in this Agreement, and, accordingly, each non-breaching Party hereto shall be entitled to injunctive or other equitable relief (without the posting of any bond and without proof of actual damages) with respect to any such breach, including, without limitation, specific performance of such promises or agreements (including without limitation, consent by the Consenting Noteholders to the execution of the Supermajority Supplemental Indenture) or an order enjoining a party from any threatened, or from the continuation of any actual, breach of the promises or agreements contained in this Agreement. The rights set forth in this Section 8(f) shall be in addition to any other rights which a Party may have at law or in equity pursuant to this Agreement.

(g) GOVERNING LAW; SUBMISSION TO JURISDICTION; SELECTION OF FORUM; WAIVER OF TRIAL BY JURY. THIS AGREEMENT IS TO BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK APPLICABLE TO CONTRACTS MADE AND TO BE PERFORMED IN SUCH STATE, WITHOUT GIVING EFFECT TO THE CHOICE OF LAWS PRINCIPLES THEREOF. Each Party hereto agrees that it shall bring any action or proceeding in respect of any claim arising out of or related to this Agreement or the transactions contained in or contemplated by this Agreement exclusively in the United States District Court for the Southern District of New York or any New York State court sitting in New York City (the “Chosen Courts”), and solely in connection with claims arising under this Agreement or the transactions that are the subject of this Agreement (i) irrevocably submits to the exclusive jurisdiction of the Chosen Courts, (ii) waives any objection to laying venue in any such action or proceeding in the Chosen Courts and (iii) waives any objection that the Chosen Courts are an inconvenient forum or do not have jurisdiction over any party hereto. Each party hereto irrevocably waives any and all right to trial by jury in any legal proceeding arising out of or relating to this Agreement or the transactions contemplated hereby.

(h) Execution of Agreement. This Agreement may be executed and delivered (by facsimile, electronic mail or otherwise) in any number of counterparts, each of which, when executed and delivered, shall be deemed an original, and all of which together shall constitute the same agreement. Counterpart signatures of this Agreement executed by the Consenting Noteholders shall be delivered to (x) other Consenting Noteholder in a redacted form that removes the individual holdings information of the Consenting Noteholders and (y) to Navios, Fried Frank or Stroock shall in unredacted form.

(i) Representation by Counsel. Each Party acknowledges that it has been represented by, or has been provided a reasonable period of time to obtain access to and advice by, counsel with respect to this Agreement. Accordingly, any rule of law or any legal decision that would provide any Party with a defense to the enforcement of the terms of this Agreement against such Party based upon lack of legal counsel shall have no application and is expressly waived.

(j) Headings. The headings of all sections of this Agreement are inserted solely for the convenience of reference and are not a part of and are not intended to govern, limit or aid in the construction or interpretation of any term or provision hereof.

(k) Interpretation. This Agreement is the product of negotiations between Navios and the Consenting Noteholders, and in the enforcement or interpretation hereof, is to be interpreted in a neutral manner, and any presumption with regard to interpretation for or against any Party by reason of that Party having drafted or caused to be drafted this Agreement, or any portion hereof, shall not be effective in regard to the interpretation hereof. The words “hereof,” “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”, whether or not they are in fact followed by those words or words of like import. References to any agreement or contract are to that agreement or contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof. References to any person or entity include the successors and permitted assigns of that person or entity. References from or through any date mean, unless otherwise specified, from and including or through and including, respectively. Except to the extent expressly provided herein, all references to a Consenting Noteholder shall be deemed to refer solely to such person or entity in its capacity as holder of Notes and not in any other capacity.

(l) Successors and Assigns. This Agreement is intended to bind and inure to the benefit of the Parties and their respective successors, assigns, heirs, executors, administrators and representatives, other than a trustee or similar representative appointed in a bankruptcy case. No rights or obligations under this Agreement of (x) Navios may be assigned or transferred without written consent of the Required Consenting Noteholders or (y) any Consenting Noteholder may be assigned or transferred to any other person or entity except as provided in Section 3 hereof.

(m) Survival. Notwithstanding (i) any Transfer of Notes in accordance with Section 3 or (ii) the termination of this Agreement in accordance with its terms, the agreements and obligations of the Parties in Sections 3(f), 6(e), 8(b), 8(c), 8(d), 8(e), 8(f), 8(g), 8(h), 8(i), 8(j), 8(k), 8(l), 9(b) and this Section 8(m) shall survive such sale and/or termination and shall continue in full force and effect or the benefit of the Parties in accordance with the terms of this Agreement.

(n) Notices. All notices hereunder shall be deemed given if in writing and delivered, if sent by e-mail, courier or by registered or certified mail (return receipt requested) to the following addresses (or at such other addresses as shall be specified by like notice):

if to Navios:

Navios Maritime Holdings, Inc.

7, Avenue de Grande Bretagne

Office 11B2, Monte Carlo

MC 98000 Monaco

Attention: Secretary

E-mail address: legal_corp@navios.com

with copy to:

Fried, Frank, Harris, Shriver & Jacobson LLP

One New York Plaza

New York, New York 10004

Attention: Mark Hayek

E-mail address: mark.hayek@friedfrank.com

if to a Consenting Noteholder: To the address next to such Noteholder’s signatory on the signature page.

with copy to:

Stroock & Stroock & Lavan LLP

180 Maiden Lane

New York, New York 10038

Tel: (212) 806-5400

Attention: Sayan Bhattacharyya

E-mail: sbhattacharyya@stroock.com

Any notice given by delivery, email, mail or courier shall be effective when received.

(o) Email Consents. Where a written consent, acceptance, approval, notice or waiver is required pursuant to or contemplated by this Agreement, including a written approval by the Required Consenting Noteholders, such written consent, acceptance, approval, or waiver shall be deemed to have occurred if, by agreement between counsel (identified in Section 8(n)) to the applicable Parties submitting and receiving such consent, acceptance, approval, or waiver, it is conveyed in writing (including electronic mail) between each such counsel without representations or warranties of any kind on behalf of such counsel.

(p) Severability. The invalidity or unenforceability at any time of any provision of this Agreement in any jurisdiction shall not affect or diminish in any way the continuing validity and enforceability of the remaining provisions of this Agreement or the continuing validity and enforceability of such provision in any other jurisdiction.

Section 9. Disclosure.

(a) 6-K Filing. Within two (2) business days after the Agreement Effective Date, Navios shall execute and file with the Securities and Exchange Commission a Form 6-K (or such other periodic report) describing the transactions contemplated hereby, including as exhibits a copy of this Agreement (together with all exhibits, including the Supermajority Supplemental Indenture, but excluding the signature pages of the Consenting Noteholders).

(b) Confidentiality. Except as required by law, no Party shall (a) use the name of any Consenting Noteholder in any public manner without such Consenting Noteholder’s prior written consent or (b) disclose to any person (including, for the avoidance of doubt, any other Consenting Noteholder) other than the legal, financial and other advisors to Navios, or to Stroock as counsel to the Initial Consenting Noteholders, the principal amount or percentage of any Notes or any other securities of Navios or any of their respective subsidiaries held by any Consenting Noteholder; provided, however, that Navios shall be permitted to disclose the aggregate principal amount of and aggregate percentage of Notes held by Consenting Noteholders as a whole.